Ross Law Group, pllc

1430 Broadway, Suite 1804

New York, NY 10018

United States

+1 212 884 9333

www.RossLawGroup.co

July 20, 2023

Ms. Charli Gibbs-Tabler

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Robot Cache US Inc.
Post-Qualification Amendment No. 5 to the Offering Statement on Form 1-A
Filed June 23, 2023
File No. 024-11954

Dear Ms. Gibbs-Tabler:

The undersigned, on behalf of Robot Cache US Inc. (the “Company”), respectfully submits this correspondence to the staff (the “Staff”) of the Securities and Exchange Commission in response to its letter dated July 10, 2023, relating to the Company’s fifth post-qualification amendment (“Amendment No. 5”) to the offering statement on Form 1-A filed on June 23, 2023. On behalf of the Company, we are concurrently filing a sixth post-qualification amendment (“Amendment No. 6”) to the offering statement. Capitalized terms used herein but not defined herein have the definitions assigned to them in Amendment No. 6.

To facilitate your review, the undersigned, on the Company’s behalf, has reproduced below the Staff’s comments in bold italics, followed by the Company’s responses.

Mining — Earning IRON, page 24

1.

We note that the ERC-20 token IRON has a fixed value of $.01.

IRON is not an ERC-20 token. In response to the Staff’s comment, the Company has added three statements (to the three already in Amendment No. 5) to make it clear that IRON is not an ERC-20 token (or any kind of cryptocurrency).

Please revise to clarify how the value of IRON is determined.

The Company does not represent that IRON has a “value,” but it does have a “price,” which the Company established solely for administrative purposes, as discussed on page 25.

In addition, to the extent true, revise throughout to clearly disclose that although Robot Cache credits users with IRON equivalent to 85% of the value of their NiceHash earnings, Robot Cache retains 100% of the earned Bitcoin.

In response to the Staff’s comment, in each place in Amendment No. 6 where the Company discloses that 85% of the IRON equivalent of the Net Amount is sent to Users, the Company has added a notation that it retains the Net Amount of the actual earned bitcoin.

Finally, clarify whether the company can change the IRON payout ratio or value and the impact that could have on users of your platform.

The Company has no plans to change either the IRON payout ratio or IRON’s price but does have the discretion to do both. The Company has added disclosure to that effect to pages 24 and 25.

July 20, 2023

Proprietary Digital Rights Management Using the Blockchain, page 24

2.

We note your disclosure that the “[Digital Rights Management (“DRM”)] methodology and software enable us to accurately track and enforce a User’s rights with regard to playing, selling or otherwise controlling access to digital content” and that “[t]he blockchain’s ability to track “chain of ownership” also means that we can trace who had the rights to a particular copy of the game (e.g., a famous influencer) which we believe has significant potential as a collectible and scarcity business model.” Please revise to more clearly discuss how your DRM software operates, including how user rights are recorded and transferred (such as whether your DRM software generates NFTs for each game sold to users).

The Company has updated its DRM disclosure on page 24 to address the Staff’s comment regarding how the DRM functions on the blockchain. Further, the Company has added disclosure to Amendment No. 6 on page 24 to clarify that the Company’s DRM does not generate NFTs, as the Company neither participates in, nor enables, any NFT-generating activities.

In addition, provide a materially complete discussion regarding how the royalty rights are recorded, whether on the blockchain or through more traditional contracts. To the extent the rights are based on smart-contracts or other on-blockchain mechanisms, revise to include a discussion of the risks, limitations, and difficulties in enforcing the royalty or ownership right.

Royalty rights are separate from DRM and are not recorded on the blockchain. In response to the Staff’s comment, the Company has added disclosure on page 23 to clarify that, like its peer companies, it records royalty rights through the more traditional means of its own internal proprietary secured databases.

Should subsequent events after the date of this response materially change the Company’s statements herein, the Company will promptly notify the Staff and further amend the post-qualification amendment accordingly.

If the Staff has any questions or comments concerning the foregoing, or if it requires any further information, please contact me at the number or email above.

Very truly yours,

ROSS LAW GROUP, PLLC

/s/ Gary J. Ross
Gary J. Ross

cc:	Lee Jacobson (via email)